Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	YEAR ENDED SEPTEMBER 30,										NINE MONTHS ENDED JUNE 30,
	2002		2003		2004		2005		2006		2007
Earnings:
Earnings before income taxes (a)	$1,622		1,452		1,893		2,200		2,749		2,252
Fixed charges	321		322		311		323		313		265

Earnings, as defined	$1,943		1,774		2,204		2,523		3,062		2,517

Fixed Charges:
Interest expense	$250		246		234		243		225		199
One-third of all rents	71		76		77		80		88		66

Total fixed charges	$321		322		311		323		313		265

Ratio of Earnings to Fixed Charges	6.1	x	5.5	x	7.1	x	7.8	x	9.8	x	9.5	x

(a)
Represents earnings from continuing operations before income taxes, cumulative effect of change in accounting principle and minority interests in the income of consolidated subsidiaries with fixed charges.